Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 26, 2026

References are made to the circular (the “Circular”) and notice (the “Notice”) of the annual general meeting (the “AGM”) of Hesai Group (the “Company”) each dated May 26, 2026. Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

POLL RESULTS OF THE AGM

The board of directors of the Company (the “Board”) is pleased to announce that the AGM was held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, the People’s Republic of China on Friday, June 26, 2026 at 1:30 p.m.(Beijing time).

All resolutions proposed at the AGM have been duly passed as ordinary resolutions. As of the Share Record Date, the total number of issued Shares was 157,142,211 Shares, comprising 26,998,861  Class A Ordinary  Shares  and  130,143,350  Class  B  Ordinary  Shares,  which  was the  total  number of Shares  entitling  Shareholders  to  attend  and  vote  in  favour  of,  against  or in abstention on the resolutions proposed at the AGM. There was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution proposed at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions numbered 1 to 7 proposed at the AGM was 157,142,211 Shares, comprising 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares.

As at the date of this announcement, there were (i) no treasury shares held by the Company (including any treasury shares held or deposited with CCASS), and (ii) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

Treasury shares, if any, registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

According to the Company’s third amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”):

(i)	with regard to the resolutions numbered 1, 2(a)(i), 2(b), 4, 5, 6 and 7, each Class A Ordinary Share shall entitle its holder to ten votes and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM; and

(ii)	with regard to the resolutions numbered 2(a)(ii), 2(a)(iii) and 3, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions proposed at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER	TOTAL
						OF	NUMBER
	ORDINARY RESOLUTIONS					VOTING	OF VOTES
			FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
1.	To receive, consider and adopt the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Director(s)”) and auditors of the Company for the year ended 31December 2025.	Class A	269,988,610	–	–	26,998,861	269,988,610
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	92,336,071	10,722	321,341	92,346,793	92,346,793

		Ordinary	(99.9884%)	(0.0116%)	(–)
		Shares

		TOTAL	362,324,681	10,722	321,341	119,345,654	362,335,403
		NUMBER	(99.9970%)	(0.0030%)	(–)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER	TOTAL
						OF	NUMBER
	ORDINARY RESOLUTIONS					VOTING	OF VOTES
			FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
2.	(a) (i) To re-elect Dr. Yifan Li as an executive Director.	Class A	269,988,610	–	–	26,998,861	269,988,610
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	82,391,946	9,974,747	301,441	92,366,693	92,366,693
		Ordinary	(89.2009%)	(10.7991%)	(–)
		Shares

		TOTAL	352,380,556	9,974,747	301,441	119,365,554	362,355,303
		NUMBER	(97.2472%)	(2.7528%)	(–)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

	(a) (ii) To re-elect Mr. Jia Ren as an independent non-executive Director.	Class A	26,998,861	–	–	26,998,861	26,998,861
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	91,265,603	1,099,229	303,302	92,364,832	92,364,832
		Ordinary	(98.8099%)	(1.1901%)	(–)
		Shares

		TOTAL	118,264,464	1,099,229	303,302	119,363,693	119,363,693
		NUMBER	(99.0791%)	(0.9209%)	(–)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

	(a) (iii) To re-elect Dr. Hui Wang as an independent non-executive Director.	Class A	26,998,861	–	–	26,998,861	26,998,861
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	91,895,646	469,566	302,922	92,365,212	92,365,212
		Ordinary	(99.4916%)	(0.5084%)	(–)
		Shares

		TOTAL	118,894,507	469,566	302,922	119,364,073	119,364,073
		NUMBER	(99.6066%)	(0.3934%)	(–)
		(CLASS A &
		CLASS B)

			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER	TOTAL
						OF	NUMBER
ORDINARY RESOLUTIONS						VOTING	OF VOTES
			FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies)
	attending the AGM cast in favour thereof.

	(b) To authorize the Board to fix the remuneration of the Directors.	Class A	269,988,610	–	–	26,998,861	269,988,610
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	89,806,730	2,555,284	306,120	92,362,014	92,362,014
		Ordinary	(97.2334%)	(2.7666%)	(–)
		Shares

		TOTAL	359,795,340	2,555,284	306,120	119,360,875	362,350,624
		NUMBER	(99.2948%)	(0.7052%)	(–)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

3.	To re-appoint Messrs. Deloitte Touche Tohmatsu Certified Public Accountants LLP and Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the Board to fix their remuneration.	Class A	26,998,861	–	–	26,998,861	26,998,861
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	75,164,969	16,276,498	1,226,667	91,441,467	91,441,467
		Ordinary	(82.2001%)	(17.7999%)	(–)

		Shares

		TOTAL	102,163,830	16,276,498	1,226,667	118,440,328	118,440,328
		NUMBER	(86.2576%)	(13.7424%)	(–)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

4.	To grant a general mandate to the Directors to allot, issue and deal with Class B Ordinary Shares and/or ADSs (as defined in the Circular) (including any sale or transfer of treasury shares) not exceeding 10% of the total number of issued Shares of the Company (excluding any treasury shares) as at the date of passing of this resolution.	Class A	269,988,610	–	–	26,998,861	269,988,610
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	59,249,042	33,157,911	261,181	92,406,953	92,406,953

		Ordinary	(64.1175%)	(35.8825%)	(–)
		Shares
		TOTAL	329,237,652	33,157,911	261,181	119,405,814	362,395,563
		NUMBER	(90.8504%)	(9.1496%)	(–)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER	TOTAL
						OF	NUMBER
	ORDINARY RESOLUTIONS					VOTING	OF VOTES
			FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
5.	To grant a general mandate to the Directors to repurchase Class B Ordinary Shares and/ or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company (excluding treasury shares) as at the date of passing of this resolution.	Class A	269,988,610	–	–	26,998,861	269,988,610
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	91,858,051	555,123	254,960	92,413,174	92,413,174

		Ordinary	(99.3993%)	(0.6007%)	(–)
		Shares

		TOTAL	361,846,661	555,123	254,960	119,412,035	362,401,784
		NUMBER	(99.8468%)	(0.1532%)	(–)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

6.	To extend the general mandate granted to the Directors to allot, issue and deal with additional Class B Ordinary Shares and/or ADSs (including any sale and/or transfer of Class B Ordinary Shares out of treasury that are held as treasury shares) by the number of Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs of repurchased by the Company.	Class A	269,988,610	–	–	26,998,861	269,988,610
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		Class B	59,658,970	32,752,419	256,745	92,411,389	92,411,389

		Ordinary	(64.5580%)	(35.4420%)	(–)
		Shares
		TOTAL	329,647,580	32,752,419	256,745	119,410,250	362,399,999
		NUMBER	(90.9624%)	(9.0376%)	(–)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

	NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER	TOTAL
				OF	NUMBER
ORDINARY RESOLUTIONS				VOTING	OF VOTES
	FOR	AGAINST	ABSTAIN[1]	SHARES	CAST

7.	Subject to and conditional upon (i) the Hong Kong Stock Exchange granting the listing of, and permission to deal in, (a) the Subdivided Class B Ordinary Sharees, (b) any Subdivided Class B Ordinary Shares which may be issued upon exercise of the share options and share awards granted and to be granted under the 2021 Plan; and (ii) the compliance with the requirements from NASDAQ and the Listing Rules to effect the Share Subdivision (as defined below), each of the issued and unissued Ordinary Shares of par value of US$0.0001 each be and is hereby subdivided into eight (8) Ordinary Shares of par value of US$0.0000125 each (“Subdivided Shares”), and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision (save for the voting rights and conversion rights in relation to the Subdivided Class A Ordinary Shares as set out in the Memorandum and Articles of Association), after all relevant conditions have been met, being a day on which the Hong Kong Stock Exchange is open for business of dealing in securities (the “Share Subdivision”), such that after the Share Subdivision, the authorized share capital of the Company be changed from US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 50,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 950,000,000 Class B Ordinary Shares of a par value of US$0.0001 each to US$100,000 divided into 8,000,000,000 Ordinary Shares of a par value of US$0.0000125 each, comprising (i) 400,000,000 Subdivided Class A Ordinary Shares of a par value of US$0.0000125 each,	Class A	269,988,610	–	–	26,998,861	269,988,610
		Ordinary	(100.0000%)	(0.0000%)	(–)
		Shares

		NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER	TOTAL
					OF	NUMBER
ORDINARY RESOLUTIONS					VOTING	OF VOTES
		FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
and (ii) 7,600,000,000 Subdivided Class B Ordinary Shares of a par value of US$0.0000125 each, and that any Director be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements and to do all such acts or things deemed by such Director in his/her absolute discretion to be incidental to, ancillary to or in connection with the matters contemplated in and/or for implementation of the Share Subdivision including but not limited to, arranging for necessary filings in the Cayman Islands, NASDAQ and Hong Kong, arranging to update the register of member of the Company and cancelling any Existing Share Certificates and issuing Subdivided Share Certificates to holders of the existing Shares pursuant to the Share Subdivision.	Class B	92,226,997	136,798	304,339	92,363,795	92,363,795
	Ordinary	(99.8519%)	(0.1481%)	(–)
	Shares

	TOTAL	362,215,607	136,798	304,339	119,362,656	362,352,405

	NUMBER	(99.9622%)	(0.0378%)	(–)
	(CLASS A &
	CLASS B)

The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

The following Directors attended the AGM in person or via electronic means: Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang, Ms. Cailian Yang, Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang.

UPDATE ON THE SHARE SUBDIVISION

The Board is pleased to announce that, subsequent to the passing of the Shareholders’ resolutions in relation to the Share Subdivision, subject to certain conditions as set out in the section headed “Conditions of the Share Subdivision” in the Circular (including the granting of the listing approval by the Hong Kong Stock Exchange), the Share Subdivision will become effective on Friday, July 10, 2026 and dealings in the Subdivided Class B Ordinary Shares will commence at 9:00 a.m. on Friday, July 10, 2026.

Please refer to the Circular for further details of, among others, the trading arrangement, the arrangement for free exchange of share certificates and matching services for odd lots of the Subdivided Class B Ordinary Shares in connection with the Share Subdivision. Shareholders should note that upon the Share Subdivision becoming effective, the new share certificates of the Subdivided Class B Ordinary Shares will be issued in yellow colour.

The Company will make further announcement(s) to keep Shareholders informed regarding the Share Subdivision as and when appropriate.

By order of the Board

Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, June 26, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*       For identification purpose only